[MCG Capital Corporation Letterhead]

March 18, 2008

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mary Cole, Esq.

Re:	MCG Capital Corporation

Registration Statement on Form N-2

File No. 333-148805

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MCG Capital Corporation (the “Company”) hereby requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on March 18, 2008, at 3:00 p.m., or as soon thereafter as practicable.

In connection with the submission of this request for acceleration of the effectiveness of the above-captioned registration statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Samuel G. Rubenstein
Samuel G. Rubenstein Executive Vice President

March 18, 2008

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mary Cole, Esq.

Re:	MCG Capital Corporation
Registration Statement on Form N-2 (File No. 333-148805)

Dear Ms. Cole:

Acting on behalf of the co-dealer managers, we hereby join in the request of MCG Capital Corporation (the “Company”) that the effective date of its Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on March 18, 2008, or as soon thereafter as possible.

Very truly yours, J.P. Morgan Securities Inc. (for itself and the other co-dealer managers)

By:	/s/ Elizabeth P. Myers
Name:	Elizabeth P. Myers
Title:	Managing Director